aflease
gold and uranium resources limited

Block A, Empire Park
55 Empire Road, Parktown
Tel: +27 11 482 3605
Fax: +27 11 482 3604

Postnet Suite 271
Private Bag X30500
Houghton, 2041
www.aflease.com

RECEIVED
2005 DEC 12 P 3: 21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

25 November 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

File No: 82-34632

05013206

SUPPL

Dear Sir/Madam,

Re: Submission of Public Information

We hereby submit on behalf of Aflease Gold & Uranium Resources Limited all information made public from 25 November 2005 to date, in compliance with Rule 12g-3b of the Securities Exchange Act of 1934.

Should you require further information, please do not hesitate to contact us.

Kind Regards,

Christine Bannerman
Company Secretary
Aflease Gold & Uranium Resources Limited

PROCESSED
DEC 12 2005
THOMSON
FINANCIAL

82-34632

PRINT this article >

Release Date: 2005/10/28 04:00:00 PM

Aflease - New Board for Southern Cross and Aflease capital raising

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
New Board for Southern Cross and Aflease capital raising

Aflease Gold and Uranium Resources CEO Neal Froneman announced today the directors who would constitute the Board of Southern Cross Resources on completion of the acquisition of Aflease by Southern Cross. The new Board will take office subject to the satisfaction of all the conditions to that acquisition, including receipt of all approvals required from the shareholders of both companies.

In another development, a circular has this week been posted to Aflease shareholders, dealing with the Southern Cross transaction, in preparation for the shareholders' meeting on 24th November 2005. The circular is also posted on the Aflease website: www.aflease.com.

The new Board will have six non-executive directors, including the current Southern Cross CEO and Chairman Mark Wheatley and current Aflease non-executive director John Sibley. They will be joined by three Canada-based corporate directors.

These are chairman-designate Andrew Adams who is a non executive director on several TSX-listed mining companies, Terry MacGibbon who currently heads TSX-listed FNX Mining Company, and Ken Williamson who is a director on a number of boards.

Terry Rosenberg, who has headed and has been a director of a number of South African companies, will also join the Southern Cross Board as a non-executive director.

Aflease CEO Neal Froneman, who is to be President and CEO of the enlarged Southern Cross, will also be a member of the new Board.

"The enlarged Southern Cross will have assets in South Africa, Canada and Australia, and our Board will boast directors from all three of these regions, with an impressive portfolio of skills in mining, finance and the legal world," said Neal Froneman.

"We have undergone an intense dialogue with each and every member of the new Board, and all of our new directors have expressed confidence in the company, and share our enthusiasm for our growth strategy, as a focused uranium producer, with a pure gold subsidiary.

"We are looking forward to the shareholders' meetings next month of Aflease and of Southern Cross, and are hopeful the Transaction can be completed in December, subject to the completion of all regulatory requirements."

Following the Transaction, the enlarged Southern Cross will have a primary listing in Toronto, and a secondary listing in Johannesburg.

The company's operations will be run from Johannesburg, but Southern Cross will have the necessary skills base to function on three continents.

The new Board of Southern Cross is as follows:

Andrew Adams (Non-Executive Chairman-designate) British

Andrew Adams qualified as a Chartered Accountant in the United Kingdom in 1981. Since qualifying he has worked in progressively more senior financial roles in the resources industry. He worked for the Anglo American group of companies for 12 years up to 1999, his final position being Vice President and CFO of Anglo Gold North America based in Denver, Colorado. He then joined Aber Diamond Corporation as their Vice President and CFO in Toronto. Since leaving Aber at the end of 2003 he has joined Tahera Diamond Corporation, Jaguar Nickel Inc., Guinor Gold Corporation and First Quantum Minerals Ltd as an independent non-executive director.

82-34632

Terry MacGibbon (Non-Executive) Canadian
Terry MacGibbon has been the President and Chief Executive Officer of FNX Mining Company Limited, a mining company listed on the TSX, since 1997. Mr. MacGibbon is a professional geologist with over 33 years of experience in the mining industry. Prior to joining FNX Mining Company Limited, Mr. MacGibbon was employed for 30 years with Inco Ltd. where he was responsible for directing Inco Ltd's worldwide exploration activities as Director of Exploration. Mr. MacGibbon has also held directorships and senior executive positions in a number of public and private companies and is currently a director of TSX-listed Major Drilling Group International Inc., TSX-listed Lakeshore Gold Resources and TSXV-listed Southern Star Resources.

Kenneth Williamson (Non-Executive) Canadian
Kenneth Williamson has over 25 years experience in the natural resource and corporate finance sectors, with a focus on capital markets and mergers and acquisitions, both in Toronto and Vancouver, for the past 20 years. Mr. Williamson joined Midland Doherty as an investment banker in 1980, and continued with the same organization through a series of mergers and acquisitions until after it was acquired by Merrill Lynch in 1998. Mr. Williamson holds a Bachelor of Applied Science from the University of Toronto and a Master of Business Administration from the University of Western Ontario. He is also a registered professional engineer. Mr. Williamson has served as a director of numerous public companies and is currently a director of Glamis Gold Ltd., a TSX-listed gold mining company, Blackrock Ventures Inc., a TSX-listed company engaged in heavy oil exploration, BioteQ Environmental Technologies, a biotechnology company listed on the TSX Venture Exchange, and Quadra Mining Ltd., a copper mining company listed on the TSX.

Neal Froneman (President and CEO) South African
Neal Froneman has been a member of the board of directors of Aflease since April 2003 when he was appointed Chief Executive Officer of the Company. Mr. Froneman holds a Bachelor of Science in Mechanical Engineering from the University of Witwatersrand in South Africa and is a registered professional engineer. Between 1996 and 2001, Mr. Froneman served as Executive Director, Operations at Harmony Gold Mining Company Limited and between 2002 and 2003 he served as Vice-President and Head of Operations at Goldfields Inc. Mr. Froneman has also held management and executive positions with a number of other companies, including JCI.

John Sibley (Non-Executive) Canadian
John Sibley has been a member of the board of directors of Aflease since April 2003. He holds a B.A. Honours degree from the University of Manitoba and a Bachelor of Laws degree from Osgoode Hall Law School. Mr. Sibley is a partner with the Canadian law firm of Davis & Company LLP and has been a partner since 2001. From 1996 to 2001, Mr. Sibley was a partner with another major Canadian law firm. Mr. Sibley has advised numerous Canadian and foreign companies involved in the mining sector on a wide range of matters including, inter alia, public offerings and mergers and acquisitions.

Terry Rosenberg (Non Executive) South African
Terry Rosenberg has over 25 years experience in accounting and business. From 1980 to 1988, Mr. Rosenberg was a partner with Arthur Andersen & Co. From 1989 to 1992, Mr. Rosenberg was the Chairman of Prefcor Holdings Limited, the holding company for a retail stores business. From 1992 to 1998, Mr. Rosenberg was the Chief Executive Officer and Deputy Chairman of McCarthy Retail, a large South African conglomerate. Since 1998, Mr. Rosenberg has been the Chairman of Oakbrook Investments, an investment company. Mr. Rosenberg has held directorships in numerous public companies, including current directorships of Magumo Investments and Thomas Goode & Company.

Mark Wheatley (Non-Executive) Australian
Mark Wheatley was appointed Chief Executive Officer of Southern Cross in September 2003. Mr Wheatley has over 20 years experience in the resources industry within Australia and overseas, including senior roles with BHP, Bankers Trust Australia Limited (BT) and Goldfields/AurionGold Limited. At BHP between 1979 and 1996, his experience included engineering, technology, development and commercial roles within the steel, corporate and minerals businesses. Employed by BT in 1996, Mr Wheatley was involved in project finance and advisory activities for 3 years. A move to the gold industry in 1999 as General Manager Corporate Development for Goldfields Limited came with great share price and growth success as the Company grew tenfold to become AurionGold Limited before being taken over by Placer Dome Inc. late in 2002. During this time, Mr Wheatley deputised for the Managing Director of Goldfields Limited. Mr Wheatley has a Chemical Engineering degree and a MBA.

Capital raising
Although it was initially anticipated for November, the Dominion capital raising

82-34632

has been delayed as there is sufficient cash flow at this time. Construction at the Dominion project is on schedule and the enlarged Southern Cross group, following the completion of the Transaction, will have sufficient resources and flexibility to be able to facilitate this delay. Further information on the need to raise capital will be made available at the appropriate time, taking cognisance of the regulatory framework applicable to the Canadian capital markets.

Forward-looking statements

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which are beyond Aflease's ability to control or predict (including, among others, regulatory and shareholder approval), which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the Transaction being approved and finalised are forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Notice to Investors

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. The securities offered by way of exchange pursuant to the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Contacts :	Neal Froneman	+27 83 628 0226
	Carol Smith	+27 82 338 2228
	John Fraser	+27 82 331 7330
	Don Falconer	+1 416 350 3657

Johannesburg
28 October 2005
Sponsor
Nedbank Capital
Date: 28/10/2005 04:00:31 PM Produced by the JSE SENS Department

Back to top ▲ Back to SENS ◀ PRINT this article >

82-34632

PRINT this article >

Release Date: 2005/10/28 05:37:00 PM

Aflease Gold And Uranium Resources Limited - Announcement to holders of American

Depository Shares
Aflease Gold And Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461
Share Code: AFL
("Aflease")

Aflease Announces Terms Relevant To Holders Of American Depositary Shares Pursuant To Planned Acquisition By Southern Cross Resources Inc. ("Southern Cross")

0.18 of a Post-Consolidation Southern Cross Common Share to be Deposited by way of Exchange for each Deposited Share of Aflease, pursuant to American Depositary Share Program

Johannesburg, South Africa. (For immediate release: 28th October 2005) - On September 15, 2005, Aflease released an announcement on SENS advising its shareholders that the Aflease and Southern Cross boards had signed a definitive acquisition agreement (the "Agreement") setting out the terms of the acquisition by Southern Cross of the entire issued share capital of Aflease (the "Transaction").

Aflease now announces the following arrangements relevant to holders of its ordinary shares in the form of American Depositary Shares ("ADS").

1. ADS Holders Encouraged to Vote on the Transaction

As described in an announcement released on SENS on October 11, 2005, a meeting of Aflease ordinary shareholders is scheduled to be held at 10:00 a.m. on Thursday, November 24, 2005, at which time ordinary shareholders will consider and vote on the terms of the Transaction. ADS holders are referred to the October 11, 2005 announcement for details concerning record dates and proxy provisions.

Aflease encourages ADS holders to submit their proxies or to attend the meeting, and to vote on the Transaction.

The closing of the Transaction is subject to certain terms and conditions customary for transactions of this type, including approval of the Transaction by the High Court of South Africa, Transvaal Provincial Division (the "High Court"), under Section 311 of the Companies Act, 1973 (South Africa) and approval by shareholders at the above-mentioned shareholder meeting. Upon approval of Aflease shareholders, Aflease will seek final approval from the High Court. Southern Cross will also convene a special meeting of common shareholders to consider and vote on the terms of the Transaction (the "Southern Cross Meeting").

2. Southern Cross Common Share Consolidation

In connection with the Transaction, Southern Cross proposes to implement a 5 for 1 consolidation of its common shares, and such consolidation will be considered and voted upon at the Southern Cross Meeting. If the Transaction is approved at the Southern Cross Meeting, 5 pre-consolidation shares will, at the time of consolidation, be consolidated into 1 post-consolidation share (referred to herein as the "Post-Consolidation Southern Cross Common Shares").

3. Share Ratios; Deposit and Exchange

The Agreement generally provides that Southern Cross will issue to the holders of all Aflease ordinary shares 0.18 of a Post-Consolidation Southern Cross Common Share for each Aflease ordinary share.

Under the Deposit Agreement establishing the ADS, each ADS currently represents ten deposited ordinary shares of Aflease. Accordingly, upon consummation of the exchange, one ADS will represent 1.8 deposited Post-Consolidation Southern Cross

represent 18 deposited Post-Consolidation Southern Cross Common Shares, and 100 American ADS would represent 180 deposited Post-Consolidation Southern Cross Common Shares.

Southern Cross will deposit with the Bank of New York, as Depositary under the Deposit Agreement, the relevant number of Post-Consolidation Southern Cross Common Shares to which each holder of ADS is entitled. The Depositary will call for the surrender of outstanding ADS by the ADS holders, and in return will deliver Post-Consolidation Southern Cross Common Shares.

Forward-looking statements

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which are beyond Aflease's ability to control or predict (including among others regulatory and shareholder approval), which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the Transaction being approved and finalised are forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Notice to Investors

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. The securities offered by way of exchange pursuant to the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements

Contacts :	Neal Froneman	+27 83 628 0226
	Carol Smith	+27 82 338 2228
	John Fraser	+27 82 331 7330
	Don Falconer	+1 416 350 3657

Johannesburg
28 October 2005

Sponsor
Nedbank Capital

Date: 28/10/2005 05:37:23 PM Produced by the JSE SENS Department

82-34632

PRINT this article >

Release Date: 2005/11/02 12:43:00 PM

Aflease - Dealing In Securities By Directors

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease")
DEALING IN SECURITIES BY DIRECTORS
In compliance with rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

Director:	N J Froneman
Position held:	Chief Executive Officer
Company:	Aflease
Date of transaction:	2 November 2005
Number of shares purchased:	100 000
Price purchased at:	R4.40 per share
Value of transaction:	R440 000
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market but only taking delivery on 31 December 2005
Written permission to deal:	Yes
Director:	D J Nortier
Position held:	Chief Financial Officer
Company:	Aflease
Date of transaction:	2 November 2005
Number of shares purchased:	30 000
Price purchased at:	R4.40 per share
Value of transaction:	R132 000
Extent of interest:	Indirect beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market but only taking delivery on 31 December 2005
Written permission to deal:	Yes
Director:	K B K Jones
Position held:	Technical Director
Company:	Aflease
Date of transaction:	2 November 2005
Number of shares purchased:	30 000
Price purchased at:	R4.40 per share
Value of transaction:	R132 000
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market but only taking delivery on 31 December 2005
Written permission to deal:	Yes
Director:	K V Dicks
Position held:	Non-executive director
Company:	Aflease
Date of transaction:	2 November 2005
Number of shares purchased:	10 000
Price purchased at:	R4.40 per share
Value of transaction:	R44 000
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market

82-34632

Written permission to deal: Yes
Johannesburg
2 November 2005
Sponsor
Nedbank Capital
Date: 02/11/2005 12:43:03 PM Produced by the JSE SENS Department

Back to top ▲ Back to SENS ◀ PRINT this article >

82-34632

RECEIVED
2005 DEC 12 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Release Date: 2005/11/09 11:08:00 AM

Aflease - Aflease files Technical Reports

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
News Release
November 9, 2005
Aflease files Technical Reports
The technical reports of Aflease Gold and Uranium Resources Limited pertaining to its South African uranium and gold properties, prepared by SRK Consulting in support of disclosure concerning Aflease in the management information circular dated October 20, 2005 prepared by Southern Cross Resources Inc. ("Southern Cross") have been filed by Southern Cross on SEDAR and are available at www.sedar.com. The technical reports can also be found on the Aflease website at www.aflease.com. The reports are in connection with the proposed acquisition of Aflease by Southern Cross by way of a scheme of arrangement under the provisions of the South African Companies Act.

For further information:	Neal Froneman	083 628 0226
	Carol Smith	082 338 2228
	John Fraser	082 331 7330

Date: 09/11/2005 11:08:07 AM Produced by the JSE SENS Department

82-34632

PRINT this article >

Release Date: 2005/11/22 12:26:00 PM

Sub Nigel/ Aflease - Acquisition and change of name

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 & Share Code: SBN
("Sub Nigel" or "the Company")
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease")

Announcement regarding:

* The acquisition by Sub Nigel from Aflease of all the issued ordinary shares of New Kleinfontein Mining Company (Proprietary) Limited ("New Kleinfontein") and all amounts due by New Kleinfontein to Aflease on loan account and, in consideration therefor, the issue by Sub Nigel of 339 011 680 new ordinary shares to Aflease;
* A conversion of the authorised and stated share capital of Sub Nigel from ordinary shares with no par value to ordinary shares with a par value;
* An increase in the authorised ordinary share capital of Sub Nigel;
* A change of name from Sub Nigel to Aflease Gold Limited;
* The waiver by independent Sub Nigel ordinary shareholders of Aflease's obligation to make a mandatory offer to Sub Nigel ordinary shareholders in terms of the SRP Code; and
* The withdrawal of the Sub Nigel cautionary announcement.

1. Introduction

Further to the joint announcement released on SENS on 23 August 2005, Aflease and Sub Nigel shareholders are advised that Aflease and Sub Nigel have entered into an agreement in terms of which Sub Nigel will, subject to the fulfilment of the conditions precedent in 4 below, acquire from Aflease all the issued shares in New Kleinfontein and all amounts due on loan account by New Kleinfontein to Aflease, and in consideration therefor, Sub Nigel will issue 339 011 680 new ordinary shares ("subscription shares") to Aflease at an issue price of 96 cents per Sub Nigel ordinary share ("Sub Nigel share"), being the weighted average traded price of Sub Nigel shares over the 30 trading days prior to the SENS announcement on 23 August 2005 (hereinafter collectively referred to as "the transaction").

2. Rationale for the transaction

The rationale for the transaction is to create a new gold vehicle incorporating Aflease's East Rand gold assets, including the Modder East project, which is housed in New Kleinfontein, as well as Sub Nigel's East Rand and Free State gold assets.

3. Nature and business of New Kleinfontein

New Kleinfontein is a company incorporated in the Republic of South Africa for the mining and extraction of gold from its properties on the East Rand in the Gauteng Province of South Africa. New Kleinfontein owns the mineral rights areas comprising Modder East, UC Prospecting, Turnbridge and New Kleinfontein.

4. Conditions precedent to the transaction

The transaction is subject to the following conditions precedent:

- the requisite approvals of the transaction by JSE Limited ("the JSE") and the Securities Regulation Panel ("the SRP");
- the ordinary shareholders of Sub Nigel approving:
    *the execution of the sale and subscription agreement giving effect

82-34632

to the transaction;
*an increase in the authorised ordinary share capital of Sub Nigel to facilitate the issue of the subscription shares; and
*the grant of a specific authority to place 339 011 680 of the new authorised but unissued ordinary shares under the control of the directors, to enable Sub Nigel to comply with its obligations in terms of the sale and subscription agreement;
- the independent Sub Nigel ordinary shareholders waiving Aflease's obligation to make a mandatory offer to all Sub Nigel shareholders in terms of the SRP Code on Takeovers and Mergers (the "SRP Code"); and
- the board of directors of Aflease ("the Aflease board") approving the execution of the agreement giving effect to the transaction.

5. Effective date

The effective date of the transaction will be the business day following the day on which the last of the conditions precedent is fulfilled.

6. Financial effects of the transaction on Sub Nigel shareholders

The table below sets out the unaudited pro forma financial effects of the transaction on Sub Nigel shareholders. These financial effects are prepared for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented by Sub Nigel and, because of their pro forma nature, may not give a true reflection of Sub Nigel's financial position and results of its operations. These financial effects are the responsibility of the board of directors of Sub Nigel ("the Sub Nigel board").

	Before	After the transaction	% change
Loss per share (cents)	(39.67)	(7.16)	81.9
Headline loss per share (cents)	(39.67)	(7.16)	81.9
Net asset value per share (cents)	11.16	80.84	624.4
Tangible net asset value per share (cents)	6.43	1.20	(81.3)
Number of shares in issue ('000)	73 753	412 765	
Weighted average shares in issue ('000)	70 092	409 104	

Notes:

1. The "Before" column reflects the loss and headline loss as extracted, without adjustment from the published audited results of Sub Nigel for the financial year ended 30 June 2005 and the calculation of the net asset value and tangible net asset value per share based on the aforementioned audited results.
2. The "After the transaction" column reflects:
- the loss and headline loss per share that would have resulted had the reviewed interim results of New Kleinfontein for the six months ended 30 June 2005 been annualised and combined with results of Sub Nigel for the financial year ended 30 June 2005, and on the assumption that the transaction was implemented and was settled by the issue of the subscription shares on 1 July 2004; and
- the net asset value and tangible net asset value per share at 30 June 2005 on the assumption that the transaction was implemented and was settled by the issue of the subscription shares on that date.

In addition, the "After the transaction" column assumes that all the intangible assets acquired as a result of the transaction are attributable to mining assets. On determination of the fair value of the assets acquired in accordance with AC131 ("Business Combinations"), the loss, headline loss, net asset value and tangible net asset value per share may be subject to adjustment.

3. No effect has been given in the pro forma financial effects above to:
- the general issues of shares for cash by Sub Nigel subsequent to 30 June 2005, comprising an issue of 2,000,000 Sub Nigel shares on 18 August 2005 and a further issue of 9 000 000 Sub Nigel shares as announced on SENS on 4 October 2005; and
- the vesting of 8 000 000 Sub Nigel employee share options on the implementation of the transaction.

7. Financial effects of the transaction on Aflease shareholders

The table below sets out the unaudited pro forma financial effects of the transaction on Aflease shareholders. These financial effects are prepared for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented by

82-34632

Aflease and, because of their pro forma nature, may not give a true reflection of Aflease's financial position and results of its operations. These financial effects are the responsibility of the Aflease board.

	Before (1)	After the transaction (2)	% change
Loss per share (cents) (3)	(40.77)	(27.49)	32.57
Headline loss per share (cents) (3)	(41.12)	(47.31)	(15.05)
Net asset value per share (cents) (4)	32.15	56.16	74.68
Weighted average shares in issue ('000)	338,983	338,983	
Number of shares in issue ('000)	345,426	345,426	

Notes:

1. Based on the unaudited financial results of Aflease for the six month period ended 30 June 2005.
2. Represents the financial effects on Aflease after the transaction.
3. Loss and headline loss per share are based on the following assumptions:
   - the transaction was effective on 1 January 2005; and
   - the fair value of the consideration for the effective 20% interest in NKMC sold as part of the transaction is based on a price per Sub Nigel share of R0.96, being the volume weighted average price per Sub Nigel share for the 30 days prior to 23 August 2005, the date of the cautionary announcement pertaining to the transaction.
4. Net asset value per share is based on the following assumptions:
   - the transaction was effective on 30 June 2005;
   - the fair value of the purchase consideration for the acquisition of an effective 80% interest in Sub Nigel is based on the volume weighted average price per Sub Nigel share of R0.96; and
   - assets and liabilities included on the Sub Nigel balance sheet at 30 June 2005 have been assumed to be stated at their respective fair values. The difference between the fair value of the purchase consideration and the identified assets and liabilities has been assumed to be attributable to undeveloped properties. At the effective date of the transaction, the fair value of the purchase consideration will need to be determined and a purchase price allocation exercise conducted. This exercise may result in different values being attached to the assets and liabilities and may result in goodwill or negative goodwill arising on the transaction. Any goodwill will need to be tested for impairment on an annual basis.

8. Opinions and recommendations

The Sub Nigel board has, in terms of the SRP Code, appointed an independent committee to consider the transaction. The independent committee has appointed Sasfin Corporate Finance as independent professional adviser, to advise the independent committee on the terms and conditions of the transaction and whether or not the transaction is fair and reasonable to Sub Nigel shareholders.

9. Changes to the Sub Nigel board

Pursuant to implementation of the transaction, the current members of the Sub Nigel board will resign and new members will be appointed.

10. Categorisation of the transaction in terms of the JSE Listings Requirements

The transaction for Sub Nigel is a reverse take-over transaction as defined in terms of Section 9.5 (c) of the JSE Listings Requirements and a Category 3 transaction for Aflease in terms of Section 9.5 (a) of the JSE Listings Requirements.

11. Conversion of authorised and stated ordinary share capital

The Sub Nigel board intends proposing that the Company's authorised share capital comprising 200 000 000 no par value ordinary shares and its stated capital comprising 84 752 920 no par value ordinary shares as at the date of this announcement, be converted into an authorised share capital comprising 200 000 000 par value ordinary shares and an issued share capital comprising 84 752 920 par value ordinary shares, respectively.

12. Increase in authorised ordinary share capital

The Sub Nigel board intends proposing that, subject to the passing and registration of the special resolution contemplated in paragraph 11 above,

82 - 34632

the Company's authorised ordinary share capital be increased in order to facilitate the issue of that number of new Sub Nigel ordinary shares as may be required to implement the transaction.

13. Change of name

The Sub Nigel board intends proposing that, subject to the passing of the ordinary resolutions approving and enabling the transaction and the passing and registration of the special resolutions contemplated in 11 and 12 above, the name of the Company be changed to Aflease Gold Limited. This name associates the Company with its new assets and controlling shareholder.

14. Waiver of the mandatory offer

In terms of the SRP Code, the transaction will result in a change of control in Sub Nigel as Aflease will hold more than 35% of Sub Nigel ordinary shares in issue after the transaction. Accordingly, Aflease would be required to make a mandatory offer to all Sub Nigel shareholders.

The SRP has agreed to dispense with the requirement for a mandatory offer to all Sub Nigel shareholders provided that, pursuant to the transaction, a resolution is passed by a majority of independent Sub Nigel shareholders at a general meeting of Sub Nigel shareholders in terms of which this requirement is waived.

15. Irrevocable undertakings

Sub Nigel shareholders representing 55.7% of the issued share capital of Sub Nigel as at the date of this announcement have irrevocably undertaken to vote in favour of the transaction.

16. Documentation to Sub Nigel shareholders and withdrawal of cautionary announcement

A circular containing the final terms of the transaction and details of a conversion of the authorised and issued share capital from ordinary shares with no par value to ordinary shares with a par value, an increase in the authorised ordinary share capital of Sub Nigel, a name change and the waiver of the mandatory offer to Sub Nigel shareholders will be posted to Sub Nigel shareholders in due course.

Sub Nigel shareholders are no longer advised to exercise caution in trading in their Sub Nigel ordinary shares.

17. Forward-looking statement

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond Sub Nigel's and Aflease's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the transaction being approved and finalised are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Johannesburg
22 November 2005
Investment bank and transaction adviser to Sub Nigel
Nedbank Capital
Legal adviser to Sub Nigel
Deneys Reitz
Independent reporting accountants to Sub Nigel
Grant Thornton
Independent technical adviser to Sub Nigel
SRK
Independent professional adviser to Sub Nigel
Sasfin
Transaction sponsor
Ernst & Young
Investment bank, and sponsor to Aflease
Nedbank Capital
Independent reporting accountants to Aflease
PricewaterhouseCoopers
Legal adviser to Aflease
Deneys Reitz
Date: 22/11/2005 12:26:18 PM Produced by the JSE SENS Department

82-34632

PRINT this article >

Release Date: 2005/11/22 12:27:00 PM

Aflease and Sub Nigel sign definitive acquisition agreement

Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 & Share Code: SBN
("Sub Nigel" or "the Company")
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
Press Announcement
22 November 2005
Aflease and Sub Nigel sign definitive acquisition agreement
Aflease Gold and Uranium Resources and Sub Nigel Gold Mining Company are pleased to announce the signing on the 9th of November of a definitive agreement for the sale of Aflease's New Kleinfontein Mining Company (NKMC) subsidiary to Sub Nigel in exchange for ordinary shares of Sub Nigel.
The merger will result in the creation of a new listed gold company - Aflease Gold. Based on the current market capitalization of the two companies, at recent market prices, Aflease Gold would have a market capitalization of approximately R720 million.
On completion of the merger, approximately 80% of Sub Nigel, on a fully diluted basis, would be held by Aflease, with the balance being held by the current Sub Nigel shareholders. The transaction was based on an independent valuation of Sub Nigel's assets conducted by Steffen, Robertson and Kirsten (SRK).
Aflease Gold will hold Aflease's East Rand gold assets, most notably the high quality Modder East, as well as Sub Nigel's East Rand and Free State gold assets. The company will continue to be listed on the JSE Limited.
The transaction, which is subject to Sub Nigel shareholder approval and to necessary regulatory approvals, will be conditional on Sub Nigel's shareholders waiving their rights to an offer to minorities. Sub Nigel's three largest shareholders, Gold Fields, Trinity Asset Management and Mr. Les Holmes, who together own 55.7% of Sub Nigel shares, have all irrevocably supported the deal.
A circular, which will contain a notice of a general meeting, is being compiled, and is expected to be posted to Sub Nigel shareholders later this month.
Subject to the receipt of required shareholder and regulatory approvals, it is anticipated that the transaction will close early in 2006.
If the offer is completed, Aflease intends to implement a broad-based empowerment structure at Aflease Gold, similar to the scheme established earlier this year at its Klerksdorp operations.
Aflease CEO Neal Froneman will be the CEO of Aflease Gold, and Aflease's Executive Vice President: Gold, Robert van Niekerk, will head the operational team.
In commenting on the transaction, Mr Froneman said:
"This merger will form an important first step in the consolidation of the East Rand goldfields, and there are exciting synergies between our own gold assets and those of Sub Nigel. Meanwhile, the deal will deliver on our strategy of developing Aflease into a focused uranium company, with a listed gold subsidiary.
"The gold business, like our uranium business, will focus on high-quality, low-risk, near-to-surface gold deposits.
"We see our holding in Aflease Gold as a strategic stake, and plan on retaining it."
Current Sub Nigel CEO Adrian Reynolds said:
"This transaction will create a new gold company which will have the critical

82-34632

mass to facilitate the raising of capital to pursue exploration and the development of mining projects.
"This is a win-win deal."

Forward-looking statements

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which are beyond Aflease's ability to control or predict (including among others regulatory and shareholder approval), which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the Transaction being approved and finalised are forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Notice to Investors

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. The securities offered by way of exchange pursuant to the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information:		
	Neal Froneman	083 628 0226
	Carol Smith	082 338 2228
	John Fraser	082 331 7330
	Adrian Reynolds	083 306 4707

Date: 22/11/2005 12:27:23 PM Produced by the JSE SENS Department

82-34632

PRINT this article >

Release Date: 2005/11/23 09:41:00 AM

Aflease - Southern Cross shareholders approve acquisition of Aflease

---

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL

Southern Cross shareholders approve acquisition of Aflease

Aflease Gold and Uranium Resources (Aflease) wishes to advise that a resolution in support of the acquisition of Aflease by Southern Cross Resources Inc (SXR) was approved yesterday by SXR shareholders, with 99.9% of those who voted in favour.

Details of the vote can be found in the following extract from last night's SXR announcement:

- Southern Cross Shareholders Approve Acquisition of Aflease
- Toronto, November 22, 2005 (TSX: SXR) - Southern Cross Resources Inc. (the "Corporation") announces that, at a meeting held today, shareholders have overwhelmingly approved a special resolution authorising the acquisition of Aflease Gold and Uranium Resources Ltd. ("Aflease").

Specially, the following matters were approved:

- The acquisition of Aflease by way of a Scheme of Arrangement under the provision of the Companies Act, 1973 (South Africa);
- Consolidation of the common shares of the Corporation on the basis of one post-consolidation common share for each five existing common shares; and
- Changing the Corporation's name to "sxr Uranium One Inc.".

At the meeting, 28,089,169 shares were represented, constituting 36.6% of the total shares issued and outstanding. Votes in favour of the acquisition resolution were 28,055,969 (99.9% of the total voted) and votes against were 26,700.

Mark Wheatly, Chairman and Chief Executive Officer, commented that "Such overwhelming shareholder support for the acquisition of Aflease is testament to the underlying value of the acquisition and the future prospects of the combined company. The merger creates a market-leading intermediate uranium company with the size and assets to take advantage of the best market for uranium in decades. We look forward to a whole new and exciting future with sxr Uranium One".

Forward-looking statements

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which are beyond Aflease's ability to control or predict (including among others regulatory and shareholders approval), which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the "Transaction being approved and finalised are forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Notice to Investors

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. The Securities offered by way of exchange pursuant to the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information:	Neal Froneman	083 628 0226
	Carol Smith	082 338 2228
	John Fraser	082 331 7330

Date: 23/11/2005 09:41:09 AM Produced by the JSE SENS Department

---

82-34632

PRINT this article >

Release Date: 2005/11/24 09:14:00 AM

Aflease - Encouraging waterfound drilling results

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease")

ENCOURAGING WATERFOUND DRILLING RESULTS

Aflease Gold and Uranium Resources is pleased to announce the results of initial drilling at the Waterfound joint venture in the eastern Athabasca Basin, Saskatchewan, Canada.

Southern Cross Resources Inc (SXR), which is in the process of acquiring Aflease, has the option to acquire a 50% interest in the joint venture, and is in the process of exercising this option through the funding of these drilling operations.

With the exercise of this option, the property would become an asset of the enlarged company.

The following announcement was released last night to the Toronto Stock Exchange by SXR:

Southern Cross Resources (TSX: SXR) today announces that Pitchstone Exploration Ltd. (TSX-V : PXP), operator of the Waterfound Project, has today reported encouraging initial results from the first three drill holes. Rock types, alteration and radioactivity encountered have significantly upgraded the project. Drill holes were located to provide a preliminary test of a six kilometer long geophysical anomaly. SXR has the option to earn a 50% interest in this project which is situated in the eastern Athabasca Basin, Saskatchewan. Drilling at Waterfound is the first phase of an 8,600 meter program that will also test targets at the Darby and Candle Projects during this winter.

Excellent Basement Rocks

All three holes completed to date have encountered a thick sequence of graphite-pyrite-garnet-cordierite pelitic rocks immediately below Athabasca Group sandstone. Graphite and pyrite are pervasive in the drill core and each locally exceeds 10% over core intervals of one meter. This lithological sequence is very similar to that related to the major uranium deposits in the region, such as Cigar Lake and McArthur River.

Alteration & Radioactivity Encountered

Also encouraging are the fracturing, alteration and radioactivity encountered in two of the holes. Hole WF02 intersected anomalous radioactivity over a 2.5 meter core interval that straddles the unconformity. Also, an interval where core was not recovered in the lower Athabasca sandstone in hole WF03 was indicated to be weakly radioactive using down-hole gamma logging. Variable alteration in the lower Athabasca sandstone in these two holes, up to 50 meters above the unconformity, is accompanied by increased fracturing and broken core; the alteration halo includes chloritization, silicification, bleaching, hematitization and moderate clay alteration. Two to three meters of the paleo-weathered profile in basement rocks immediately below the unconformity have been overprinted with bleaching and hematitization interpreted to be a result of hydrothermal fluid action.

Expanded Drilling Program

Based on these positive initial results SXR has agreed with the operator to expand the originally planned 2,000 meters of drilling at Waterfound to approximately 2,800 meters in 5 holes.

Initial results appear to have all the characteristics of the major eastern Athabasca uranium deposits. Typically, the Athabasca deposits occur at the contact of the Athabasca sandstone and the basement rocks - the unconformity. Fractures and alteration provide open spaces for mineralization. A large halo

of alteration commonly surrounds the deposits. Graphite and pyrite in the basement rocks aid in the deposition of uranium. Nick Andrade, P.Eng., P.Geo., who is managing the Waterfound project for Ted Trueman, is the Qualified Person for the purposes of N.I. 43-101 with respect to the technical information in this news release. Mr. Andrade was formerly Chief Geologist at the Cigar Lake mine.

Mark Wheatley, SXR's Chairman and CEO said, `These results are encouraging and it is always pleasing to see drilling results that confirm the potential identified by preceding geophysical surveys. It was the Darby and Candle project that originally attracted us to the Pitchstone properties and to now see the Waterfound project upgraded is a great result'

Forward-looking statements

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which are beyond Aflease's ability to control or predict (including among others regulatory and shareholder approval), which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the Transaction being approved and finalised are forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Notice to Investors

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. The securities offered by way of exchange pursuant to the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements

Contacts :	Neal Froneman	+27 83 628 0226
	Carol Smith	+27 82 338 2228
	John Fraser	+27 82 331 7330
	Don Falconer	+1 416 350 3657

24 November 2005

Date: 24/11/2005 09:14:05 AM Produced by the JSE SENS Department

82-34632

PRINT this article >

Release Date: 2005/11/24 11:55:00 AM

Aflease - Results Of The Aflease Scheme Meeting

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code: AFL
("Aflease")

RESULTS OF THE AFLEASE SCHEME MEETING

1. Results of the Aflease scheme meeting
Further to the announcement dated Friday, 28 October 2005, Aflease ordinary shareholders are advised that the scheme of arrangement ("the scheme") in terms of section 311 of the South African Companies Act, 1973 (Act 61 of 1973) proposed by Southern Cross Resources Inc. ("Southern Cross"), between Aflease and the Aflease ordinary shareholders, excluding Southern Cross, was approved by 99.96% of Aflease ordinary shareholders present and voting at the Aflease scheme meeting ("scheme meeting") held today.
Accordingly, application will be made to the High Court of South Africa (Transvaal Provincial Division) ("the Court") on Tuesday, 6 December 2005 at 10:00 ("the sanctioning hearing") or as soon thereafter as counsel may be heard for the sanctioning of the scheme. At the sanctioning hearing the Court will decide on all facts and submissions then before it, whether or not to sanction and approve the scheme and declare it binding on Aflease and its ordinary shareholders. The sanctioning hearing will be open to the public and any interested person affected by the scheme will be entitled to address the Court, in person or through a legal practitioner entitled to appear before the Court, on any material aspect relevant to the scheme.
2. Conditions precedent
The Court will not be requested to sanction the scheme if there are unfulfilled conditions precedent.
3. Chairman's report
Copies of the Chairman's report on the scheme meeting will be available at the registered office of Aflease, being Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg, during normal business hours, free of charge on request, from at least 1 (one) week before the sanctioning hearing date (being 6 December 2005), or any extension of such sanctioning hearing date, fixed by the Court for the Chairman to report back to it.
4. Further announcements
Further announcements regarding the outcome of the application to the Court, final salient dates and times of the scheme and details of the election and surrender procedures for Aflease ordinary shareholders, will be made to Aflease ordinary shareholders in due course.

Johannesburg
24 November 2005

South African Investment Bank, Corporate Advisor and Sponsor	Independent Reporting Accountants	South African Legal Counsel	Independent professional expert
Nedbank Capital	PWC Inc.	Deneys Reitz	E & Y Corporate Finance
Financial Advisor	International Legal Counsel	Legal Counsel to the Financial Advisor	Specialised United States Legal Counsel
BMO Nesbitt Burns	Davis & Company	Fasken Martineau DuMoulin	Latham and Watkins

82-34632

PRINT this article >

Release Date: 2005/11/24 11:57:00 AM

Aflease - Aflease Shareholders Back SXR Deal

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease")
24th November.
Aflease shareholders back SXR deal
Shareholders of Aflease Gold and Uranium Resources have today voted overwhelming in favour of the acquisition of Aflease by TSX-listed Southern Cross Resources Inc (SXR). The vote in favour of the transaction was 99.96%.
The Aflease shareholders' vote followed the vote on Tuesday of this week (22nd November) by SXR shareholders, who gave 99.9% support for the transaction.
Aflease President and CEO Neal Froneman, who is to hold the same position in the expanded company, said:
"I warmly welcome the support of our shareholders for this transaction, which will enable us to create a global uranium group, with assets in South Africa, Canada and Australia.
"We will be the only uranium company which could bring not one, but two, new uranium projects on line within the next few years.
"We are already moving ahead with the Dominion Reefs project near Klerksdorp, South Africa, which is due to start producing uranium in 2007.
"Meanwhile, the Honeymoon Mine in South Australia is fully permitted, and the board of the merged company will take a decision on that project, once we have fully assessed the implementation issues."
Mr Froneman said that the company will have its primary listing in Toronto and a secondary listing in Johannesburg.
Forward-looking statements
This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which are beyond Aflease's ability to control or predict (including among others regulatory and shareholder approval), which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the Transaction being approved and finalised are forward-looking statements. Readers should not place undue reliance on forward-looking statements.
Notice to Investors
This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. The securities offered by way of exchange pursuant to the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements

Contacts :	Neal Froneman	+27 83 628 0226
	Carol Smith	+27 82 338 2228
	John Fraser	+27 82 331 7330
	Don Falconer	+1 416 350 3657

end
Date: 24/11/2005 11:57:11 AM Produced by the JSE SENS Department

Back to top Back to SENS PRINT this article >

82-34632

Release Date: 2005/10/11 02:17:00 PM

Aflease - Financial Effects and Salient Dates and Times

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code : AFL
("Aflease")

Financial effects and salient dates and times of the acquisition of the entire issued share capital of Aflease by Southern Cross Resources Inc. ("Southern Cross") and the withdrawal of cautionary announcement

1. Introduction

Aflease ordinary shareholders are referred to the announcement released on the SENS on 15 September 2005 advising them that the Aflease and Southern Cross boards had signed a definitive acquisition agreement, setting out the terms of the acquisition by Southern Cross of the entire issued share capital of Aflease (the "acquisition").

Southern Cross wished to implement the acquisition by way of a scheme of arrangement in terms of section 311 of the South African Companies Act 1973 (Act 61 of 1973), as amended ("Companies Act"), proposed by Southern Cross between Aflease and the Aflease ordinary shareholders, excluding Southern Cross ("the scheme").

As stated in the announcement, below are the financial effects and salient dates and times of the acquisition:

2. Financial effects

The table below sets out the unaudited pro forma financial effects of the scheme on Aflease ordinary shareholders. The unaudited pro forma financial effects have been prepared for illustrative purposes to provide information about how the scheme might affect Aflease ordinary shareholders. Because of its nature, the unaudited pro forma financial effects may not give a fair reflection of the effect of the scheme on Aflease ordinary shareholders' financial position or the effect of income going forward in Southern Cross. The unaudited pro forma financial effects are the responsibility of the Aflease directors.

	Before (1)	After capital raising (2)	After the scheme (3)	% change
Loss per share (cents) (6)	(40.77)	(37.25)	(45.07)	(21%)
Headline loss per share (cents) (6)	(41.12)	(37.58)	(45.34)	(21%)
Net asset value per share (cents) (7)	31.55	62.37	134.34	115%
Weighted average shares in issue ('000) (8)	338,983	370 983	80 493	
Number of shares in issue ('000) (8)	345,426	377 426	81 680	

Notes:

1. Based on the unaudited financial results of Aflease for the six month period ended 30 June 2005.
2. Represents the effects after the private placement by Aflease, announced 3 August 2005.
3. Represents the effects per Aflease equivalent share of the acquisition of the shares in Aflease in terms of the Scheme.
4. The acquisition of the shares in Aflease is accounted for following the principles of reverse acquisition in terms of IFRS3: Business Combinations.
5. Southern Cross results are based on the 2005 Second quarter report to

82-34632

shareholders of Southern Cross as adjusted for differences between Canadian GAAP and IFRS, converted for convenience purposes, at an exchange rate of R5.52.

6. Loss and headline loss per share is based on the assumption that the merger was effective 1 January 2005.
7. Net asset value per share is based on the following assumptions:
8. The Scheme was effective 30 June 2005.

The cost of the business combination is based on a price per Aflease share of R4.62, being the share price at 30 June 2005. The cost of the business acquisition will be determined on the effective date of the transaction and a purchase price allocation exercise will be performed at such date, which could result in the financial effects of the acquisition differing from that set out in these pro forma financial effects.

The weighted average and number of shares in issue after the scheme represents the shares in issue in Southern Cross after the scheme and share consolidation.

3. Salient dates and times

Set out below are salient dates and times of the scheme:

Event	Date : 2005
Notice of scheme meeting and Order of Court convening the scheme meeting published in the South African press on	Friday, 28 October and Sunday, 30 October
Last day to trade in Aflease ordinary shares on the JSE Limited ("JSE") in order to be recorded in the register to vote at the scheme meeting, by the close of trade on the JSE on (refer note 2 below)	Monday, 14 November
Record date for voting on	Monday, 21 November
Last day to lodge forms of proxy for the scheme meeting (refer note 5 below), by 10:00 on	Tuesday, 22 November
Southern Cross common shareholders meeting to be held at 10:00 on	Wednesday, 23 November
Scheme meeting to be held at 10:00 on	Thursday, 24 November
Results of the scheme meeting announced on SENS on	Thursday, 24 November
Results of the scheme meeting published in the South African press on	Friday, 25 November
Court hearing to sanction the scheme expected to be at 10:00 (or as soon thereafter as legal counsel may be heard) on	Tuesday, 6 December
Results of the application to the Court to sanction the scheme announced on SENS on	Tuesday, 6 December
Results of the application to the Court to sanction the scheme published in the South African press on	Wednesday, 7 December and Sunday, 11 December
If the scheme is sanctioned and implemented	
Order of Court sanctioning the scheme registered by the Registrar on or about	Thursday, 8 December
Registration of Order of Court sanctioning the scheme announced on SENS on or about	Thursday, 8 December
Last day to trade in Aflease ordinary shares on the JSE in order to be recorded in the register on the record date for the scheme	Thursday, 15 December
Suspension of the listing of Aflease ordinary shares on the JSE at the commencement of trade on the JSE on	Monday, 19 December
Southern Cross common shares will be listed and trading will commence on the JSE at the commencement of trade on the JSE under the ISIN Code CA8429021089 on	Monday, 19 December
Record date for the scheme on which Aflease ordinary shareholders must be recorded in the register to receive the scheme consideration by close of business	Friday, 23 December

82-34632

on	
Operative date of the scheme from commencement of trade on the JSE on	Tuesday, 27 December
Scheme consideration will be made available to scheme participants from	Tuesday, 27 December
Share certificates in the name of Southern Cross will be posted to certificated scheme participants, provided that their Aflease share certificates have been surrendered by no later than 12:00 on Friday, 23 December 2005, (or within 5 business days of receipt if received thereafter) on or about	Tuesday, 27 December
Dematerialised scheme participants will have their accounts at their CSDP or broker updated on	Tuesday, 27 December
Termination of the listing of Aflease ordinary shares on the JSE at the commencement of trade on the JSE on	Tuesday, 27 December

Notes:

1. Any variation of the above dates and times, as may be approved by the Securities Regulation Panel ("SRP"), JSE and/or the Court, will be released on SENS and published in the South African press.
2. Aflease ordinary shareholders should note that, as trade in Aflease ordinary shares on the JSE is settled through STRATE, settlement for trade takes place five business days after such trade. Therefore, Aflease ordinary shareholders who acquire Aflease ordinary shares on the JSE after Monday, 14 November 2005 will not be eligible to vote at the scheme meeting.
3. Dematerialised scheme members, other than own-name dematerialised scheme members, must provide their CSDP or broker with their instructions for voting at the scheme meeting by the cut-off time and date advised by the CSDP or broker for instructions of this nature.
4. No dematerialisation or rematerialisation of Aflease ordinary shares will take place after Thursday, 15 December 2005.
5. Forms of proxy for the scheme meeting (pink) may also be handed to the chairperson of the scheme meeting by not later than 10 minutes before the commencement of the meeting.
6. The dates and times referred to above, refer to South African dates and times.

4. Documentation to Aflease ordinary shareholders and withdrawal of cautionary announcement.

   A circular containing the final terms of the scheme, subject to the JSE and SRP approval, will be posted to Aflease ordinary shareholders on or about Friday, 28 October 2005.

   Aflease ordinary shareholders are no longer advised to exercise caution in trading in their Aflease ordinary shares.

5. Forward-looking Statement

   This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which are beyond Aflease's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the acquisition being approved and finalised are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Johannesburg
11 October 2005
South African Investment Bank, Corporate Advisor and Sponsor
Nedbank Capital
Independent Reporting Accountants
PWC Inc.
South African Legal Counsel
Deneys Reitz
Independent professional expert
E & Y\
Corporate Finance
Financial Advisor
BMO Nesbitt Burns
International Legal Counsel

82-34632

Davis & Company
Legal Counsel to the Financial Advisor
Fasken Martineau DuMoulin
Specialised United States Legal Counsel
Latham and Watkins
Date: 11/10/2005 02:17:18 PM Produced by the JSE SENS Department

---

82-34632

PRINT this article >

Release Date: 2005/10/11 02:18:00 PM

Aflease - Financial effects

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease" or "the Company")
11 October 2005
Aflease and Southern Cross fix dates for shareholders' meetings
Southern Cross Resources Inc. (Southern Cross) is on track to complete its takeover of Aflease Gold and Uranium Resources (Aflease) by the end of this year. The combined company will merge Aflease's South African gold and uranium assets with the Australian and Canadian uranium assets of Southern Cross.
Aflease today announced that a circular will be posted to its shareholders on or around the 28th October 2005, containing the final details of the scheme of arrangement. Aflease shareholders will meet to approve the scheme on 24th November 2005, with Southern Cross shareholders having voted the previous day.
"If all goes to plan, the last day to trade in Aflease shares will be the 19th December 2005, when Southern Cross will launch its secondary listing on the JSE," said Aflease CEO Neal Froneman.
Mr. Froneman explained that there will be continuity for Aflease shareholders, who will receive Southern Cross shares in consideration for their Aflease shares.
The acquisition agreement signed between Southern Cross and Aflease incorporates a proposed 5:1 share consolidation of the common shares of Southern Cross, in terms of which Aflease shareholders will receive 0.18 of a common share of Southern Cross for each Aflease ordinary share (equivalent to a pre-consolidation ratio of 0.90).
Aflease announced on 27th September that the South African Reserve Bank had approved the secondary listing of Southern Cross shares on the JSE and the acquisition of Aflease by Southern Cross.
"We announced on 15th September 2005 that the Boards of Aflease and Southern Cross had signed a definitive acquisition agreement, and now we are in a position to update shareholders on the timetable for the transaction," said Mr. Froneman.
"The transaction will give the enlarged entity improved access to the North American capital markets, through the Toronto Stock Exchange (TSX), and this will assist in developing both our mining and exploration projects.
"We plan to be an important player in the global uranium market from 2007, when we anticipate we will begin producing uranium at our Dominion Reefs mine near Klerksdorp.
"Meanwhile, we are also moving ahead with the proposed merger with Sub Nigel of Aflease's subsidiary New Kleinfontein Mining Company, the main asset of which is the Modder East resource."
Aflease has also published unaudited information on the pro-forma financial effects of the transaction with Southern Cross, which is contained in an announcement on the JSE's Stock Exchange News Service (SENS).
Aflease has today also advised its shareholders that they no longer need to exercise caution when dealing in the company's ordinary shares, and has withdrawn the cautionary announcement under which its shares have been trading.
Disclaimer
Statements made in this announcement with respect to Aflease's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performances of Aflease. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Aflease cautions you that a number of

82-34632

risk and assumptions could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risk and assumptions include, amongst others, risks associated with fluctuations in the rand-dollar exchange rate, dollar market price of gold, gold production at operations, estimates of reserves and resources. Aflease assumes no obligation to update information of this release.

The ordinary shares of Aflease have not been and will not be registered under the U.S. Securities Act of 1933, as amended. This press release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from Aflease and that will contain detailed information about the company and management, as well as financial statements

Contact:
Neal Froneman, Chief Executive Officer
Aflease Gold and Uranium Resources
Mobile: +27 (0) 83 628 0226
Office: +27 (0) 11 482 3605
Carol Smith + 27 (0) 82 338 2228
John Fraser + 27 (0) 82 331 7330

Date: 11/10/2005 02:18:06 PM Produced by the JSE SENS Department

Back to top ▲ Back to SENS ◀ PRINT this article >

82-34632

Release Date: 2005/10/20 10:24:00 AM

Aflease - Exploration update

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease" or "the company")
Aflease: Exploration update
Further to the report on exploration contained in the strategic update published on 16th August 2005, Aflease Gold and Uranium Resources is pleased to announce that it has had applications accepted by government for prospecting rights for gold and uranium in a number of promising locations in South Africa.
Aflease CEO Neal Froneman says that applications for a total area of over 500 000ha have been accepted by the Department of Minerals and Energy.
This includes 403 000ha in the Karoo, with extensive areas near Beaufort West, as well as 80 000ha in the Springbok Flats.
The aim of the aggressive exploration program is to both expand the footprint of the company's existing portfolio of properties near Klerksdorp, and to explore in new locations where Aflease can expand its mining activities.
Says Neal Froneman:
"There have been many questions about the new mining legislation in South Africa, but we have put the system to the test and have found that it does work.
"The overwhelming majority of our applications have been accepted, with some already granted, as we continue to build up a portfolio of exciting exploration projects.
"Once we have all the prospecting rights we need in each location, we will move forward with an exploration program, and we will shortly be raising the funds to move our dreams of firming up viable new deposits towards reality."
The company has a dedicated team which is involved in ensuring that Aflease remains closely in touch with government, to ensure the company's applications are processed efficiently and in good time, and that all supplementary information which is required is provided on request.
Says Neal Froneman:
"As a proudly South African company, with a sound technical and commercial capability, we are well placed to develop these strategic South African resources."
Contact: John Fraser 082 331 7330
Carol Smith 082 338 2228
Date: 20/10/2005 10:23:51 AM Produced by the JSE SENS Department

---

82-34632

PRINT this article >

Release Date: 2005/10/25 09:35:00 AM

Robert van Niekerk joins Aflease

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease")
Robert van Niekerk joins Aflease
Aflease is please to announce that it has appointed Robert van Niekerk as Executive Vice-President, Gold.
He will focus on the growth of Aflease's gold operations.
Robert, who has joined Aflease from this week, has a B Sc in mining engineering and a national higher diploma in metaliferous mining.
Robert (40) has in the past worked for Harmony, and most recently was mine manager at Anglo Platinum's RPM mine in Rustenburg.
Said Aflease CE Neal Froneman:
"We are delighted to welcome Robert on board as a member of our growing team of top mining professionals, as Aflease continues its progress towards the development of its Dominium Reefs mine near Klerksdorp, while also moving forward with the planned merger with Sub Nigel.
"The Sub Nigel transaction will provide a separate listing for our pure gold assets, and is an important step forward in the consolidation of the East Rand basin.
"Robert will be responsible for Aflease's gold operations."
The Sub Nigel transaction will involve the merger of Sub Nigel with the New Kleinfontein Mining Company, in which Aflease's Modder East mine is housed.

Contact:	Neal Froneman	083 628 0226
	Carol Smith	082 338 2228
	John Fraser	082 331 7330

25 October 2005
Date: 25/10/2005 09:35:04 AM Produced by the JSE SENS Department

---

Back to top ▲ Back to SENS ◀ PRINT this article >

82-34632

PRINT this article >

Release Date: 2005/10/28 09:04:00 AM

Southern Cross Resources Inc. - Abridged pre-listing statement

Southern Cross Resources Inc
(Incorporated in Canada)
(Registration number: 15096422420)
Share code on the JSE: SXR & ISIN: CA8429021089
Share code on the TSX: SXR & ISIN: CA8429021089
("Southern Cross" or "the Company")
Abridged pre-listing statement
This abridged pre-listing statement is not an invitation to the public to subscribe for or an offer to the public to purchase Southern Cross common shares, but is issued in compliance with the Listings Requirements of the JSE Limited (the "JSE") for the purpose of giving information to the public with regard to Southern Cross. The JSE has granted a listing to Southern Cross by way of an introduction in the "Resources, Mining - Other minerals" sector of the JSE list, with effect from the commencement of business on Monday, 19 December 2005 of 88 069 487 Southern Cross common shares which represents approximately all of the Southern Cross common shares that will be on issue after the acquisition of Aflease is approved.

1. INTRODUCTION TO SOUTHERN CROSS

1.1 Background to the listing

Southern Cross already has a primary listing on the Toronto Stock Exchange. The listing on the JSE will occur prior to the acquisition by Southern Cross of all the issued ordinary shares of Aflease Gold and Uranium Resources Limited ("Aflease"), a company listed on the JSE ("the acquisition"). The acquisition will be by way of a scheme of arrangement ("the scheme") in terms of section 311 of the South African Companies Act, 1973 (Act 61 of 1973), as amended, proposed by Southern Cross between Aflease and the Aflease ordinary shareholders, excluding Southern Cross, which will become effective from the commencement of trade on the JSE on the operative date of the scheme, expected to be Tuesday, 27 December 2005. This abridged Pre-listing Statement has been prepared on the assumption that the acquisition will become unconditional and that Aflease will become a wholly-owned subsidiary of Southern Cross.

Southern Cross will be renamed SXR Uranium One Inc. after the implementation of the acquisition.

1.2 Nature of the business

Southern Cross is engaged in the acquisition, exploration and development of uranium properties, with significant uranium assets located in Canada and Australia. Southern Cross has built up expertise in project development and project management skills which it will continue to apply in order to bring the Company's project to production in a structured and professional manner.

The acquisition by Southern Cross of Aflease after its listing on the JSE will unite the Australian and Canadian uranium properties of Southern Cross with Aflease's South African uranium and gold assets to create project diversification by geography and mining method. Southern Cross will be focused on the growth and development of its uranium business, as well as on realising value from Aflease's existing gold assets.

Southern Cross holds the in-situ leach Honeymoon Project, for which all permits required to proceed into production have been granted and the Goulds Dam and Kalkaroo exploration projects in South Australia. Honeymoon, including the contiguous East

Kalkaroo, hosts combined indicated resources of 9.3 million pounds of uranium and the project is expected to be developed as uranium prices improve. The Goulds Dam Project includes an indicated resource of 4.4 million pounds of uranium and an inferred resource of 7.9 million pounds of uranium. Drilling is underway at Goulds Dam to test a number of new targets.

During 2004, Southern Cross entered into an option agreement with Pitchstone Exploration Limited to earn a 50% joint venture interest in uranium exploration properties located in the Athabasca Basin in Saskatchewan, Canada. This region hosts some of the largest and highest-grade uranium deposits in the world, including Cigar Lake and McArthur River. Geophysical test work has been completed and drilling is scheduled to commence later this year.

Project generation efforts have also recently yielded a number of new projects in South Australia, where the targets are geologically similar to those found in the Athabasca Basin.

1.3 Southern Cross' business model

The Company's business model entails the identification and exploration of uranium targets after which the Company will develop these targets in a structured manner using the following approach:

- conducting an exploration and drilling programme in order to be able to classify the target into coded resources and reserves;
- performing a feasibility study together with independent credible technical advisors;
- developing the project;
- managing the steady-state project; and
- marketing the end product.

2. PURPOSE OF THE LISTING ON THE JSE

Southern Cross wishes to obtain a secondary listing of its common shares on the JSE due to the strategic benefits that this could provide to the Company, including:

- to provide a mechanism to facilitate the acquisition of Aflease;
- to provide a further funding mechanism through which Southern Cross can raise capital to fund opportunities to develop its uranium resources; and
- to enhance South African investors' awareness of Southern Cross, thereby enlarging the Company's investor base and increasing trade in its common shares.

3. FUTURE PROSPECTS

The acquisition of Aflease by Southern Cross after its listing on the JSE will unite Aflease's South African uranium and gold assets with the Australian and Canadian uranium properties of Southern Cross to create project diversification by geography and mining method. Southern Cross will be focused on the growth and development of its uranium business, as well as on realising value from its existing gold assets. Southern Cross expects to commence uranium production in the first quarter of 2007 from its brown-fields development, Dominion and Rietkuil, currently owned by Aflease and expects to produce by 2010 at least 4 million pounds of uranium per year and at least 90,000 ounces of gold as by-product, from current uranium projects. In addition to its brown-fields development the Company will hold the Honeymoon development project in Australia (for which an Environmental Impact Statement has been approved and a mining license granted) and a portfolio of advanced exploration projects.

In South Australia, the Company will continue drilling to assess the potential to expand resources at Goulds Dam. The Company has also recently signed a Letter Agreement to exclusively explore for uranium mineralisation on EL 2114 Karkarook, which has a similar geological setting to the Athabasca Basin in Canada. In Canada, the Company and its joint venture partner, Pitchstone, started exploration of their properties in the Athabasca Basin through the application of airborne geophysics and more recently a diamond drilling program.

Southern Cross will have a substantial resource base as estimated in accordance with the South African Mineral Resources Committee for Aflease and the National Instrument 43-101 Standards of Disclosure

for Mineral Projects of the Canadian Projects Securities Administrators.

4. FINANCIAL INFORMATION

Set out below are the unaudited pro forma income statement and balance sheet of Southern Cross, following the implementation of the scheme. The unaudited pro forma income statement and balance sheet have been prepared for illustrative purposes to provide information about Southern Cross following implementation of the scheme.

Because of its nature, the unaudited pro forma income statement and balance sheet may not give a fair reflection of the financial position or the effect of income going forward in Southern Cross following implementation of the scheme. The unaudited pro forma income statement and balance sheet are the responsibility of the Southern Cross directors.

No effect has been given to various transactions concluded by Aflease since 30 June 2005, specifically the acquisition by Aflease of the Weltevreden deposit or the disposal of an undivided 26% share of Aflease's Klerksdorp business in the pro forma income statement and balance sheet. The effects of these transactions were separately announced to shareholders on 30 June 2005.

PRO FORMA INCOME STATEMENT

	Aflease (1)	Southern Cross (2)	Adjustments (3)	Pro forma following implementation of the scheme
	R'000	R'000	R'000	R'000
Revenue	176	-	-	176
Sundry	176	232	-	408
Cash operating costs	(3,879)	-	-	(3,879)
Cash operating (loss)/profit	(3,703)	232	-	(3,471)
Amortisation and depreciation	(587)	(673)	-	(1,260)
Non-cash movement in lock-up	-	-	-	-
General and administrative expenditure	(10,501)	(15,495)	(47,381)	(73,377)
Decommissioning and retrenchment costs	(6)	-	-	(6)
Funding expenses and legal fees	(1,663)	-	-	(1,663)
Share options expensed	(5,162)	-	-	(5,162)
Exploration expenditure	(22,027)	-	-	(22,027)
Impairment of property, plant and equipment	-	-	-	-
Write down of heap leach and other stock items	(31)	-	-	(31)
Rehabilitation provision	-	-	-	-
Profit on disposal of property, plant and equipment	1,207	-	-	1,207
Operating loss	(42,473)	(15,936)	(47,381)	(105,790)
Interest paid	(15,121)	(1,949)	-	(17,070)
Interest	862	574	-	1,436

received				
(Loss)/profit on disposal of investments	(8)	-	-	(8)
Mark-to-market of listed investments	5,807	-	-	5,807
Loss before derivative adjustments	(50,933)	(17,311)	(47,381)	(115,625)
Mark-to-market of derivative financial instrument	(87,265)	-	-	(87,265)
Loss before taxation	(138,198)	(17,311)	(47,381)	(202,890)
Taxation	-	1,341	-	1,341
Net loss for the period	(138,198)	(15,969)	(47,381)	(201,548)
Headline loss	(139,397)			(202,747)
Weighted average shares in issue (4)	338,983			402,463
Loss per equivalent Aflease share (cents)	(40.77)			(45.07)
Headline loss per equivalent Aflease share (cents)	(41.12)			(45.34)

Notes

1. Extracted from the unaudited financial results of Aflease for the six month period ended 30 June 2005.
2. Extracted from the 2005 Second quarter report to shareholders of Southern Cross as adjusted for differences between Canadian Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS"), converted for convenience purposes, at a exchange rate of R5.52.
3. Adjustment relating to the vesting of share options in terms of the merger agreement.
4. Weighted average shares in issue represent the weighted average number of Aflease ordinary shares in issue at 30 June 2005 (before) and pro forma weighted average number of common shares in issue in Southern Cross following implementation of the scheme.

PRO FORMA BALANCE SHEET

	Aflease (1)	Southern Cross (2)	Capital raising (3)	Consolidation (4)	Pro forma following implementation of the scheme
	R'000	R'000	R'000	R'000	R'000
ASSETS					
Non-current assets	346,614	200,094	-	190,791	737,500
Property, plant and equipment	270,070	200,094	-	190,791	660,956
Investments	76,544	-	-	-	76,544
Current assets	27,967	21,821	157,195	-	206,983
Inventories	3,457	-	-	-	3,457
Receivables and prepayments	14,754	2,059	-	-	16,813
Amounts owing by related parties	165	-	-	-	165

Short-term investments	-	3,450	-	-	3,450
Bank and cash balances	9,591	16,312	157,195	-	183,098
Total assets	374,581	221,915	157,195	190,791	944,482
EQUITY AND LIABILITIES					
Capital and reserves	108,994	219,243	147,811	133,554	609,602
Ordinary share capital	6,909	271,319	157,195	72,094	507,517
Share premium	708,633	-	-	-	708,633
Warrants	-	6,563	-	(6,563)	-
NDR	-	1,733	-	(1,733)	-
Share-based payment reserve	23,704	5,686	-	31,602	60,992
Accumulated losses	(630,252)	(66,058)	(9,384)	38,154	(667,540)
Non-current liabilities	38,964	-	-	57,237	96,201
Interest bearing borrowings	14,214	-	-	-	14,214
Rehabilitation and closure cost obligation	24,750	-	-	-	24,750
Deferred tax	-	-	-	57,237	57,237
Current liabilities	226,623	2,672	9,384	-	238,679
Derivative financial instrument	103,801	-	-	-	103,801
Short term loans	88,028	-	-	-	88,028
Current portion of interest bearing borrowings	9,591	-	-	-	9,591
Trade and other payables	20,829	2,672	9,384	-	32,885
Provisions	4,374	-	-	-	4,374
Total equity and liabilities	374,581	221,915	157,195	190,791	944,482
Shares in issue ('000) (5)	345,426				408,399
NAV per equivalent Aflease share	31.6				134.3

Notes

1. Extracted from the unaudited financial results of Aflease for the six month period ended 30 June 2005.
2. Extracted from the 2005 Second quarter report to shareholders of Southern Cross as adjusted for differences between Canadian GAAP and IFRS, converted for convenience purposes, at an exchange rate of R5.52.
3. Represents capital raised, net of associated costs, by means of a private placing by Aflease and Southern Cross subsequent to 30 June 2005.
4. Represents issue of shares by Southern Cross in consideration for the acquisition of the shares in Aflease and consolidation entries giving effect to the reverse acquisition in terms of IFRS3: Business Combinations.
5. The cost of the business combination is based on a price per Aflease

share of R4.62, being the share price at 30 June 2005. The cost of the business acquisition will be determined on the effective date of the transaction and a purchase price allocation exercise will be performed at such date, which could result in the financial effects of the acquisition differing from that set out in this pro forma balance sheet.

6. Shares in issue represent the number of Aflease shares in issue at 30 June 2005 (before) and pro forma shares in issue in Southern Cross following implementation of the scheme.

5. DIRECTORS OF SOUTHERN CROSS

The names, ages, nationalities, business addresses and occupations of the directors of Southern Cross following the implementation of the scheme, will be as follows:

Name, age and nationality	Business address	Occupation
Executive directors		
Neal John Froneman (45) South African	Empire Park, Block A 55 Empire Road, Parktown, Johannesburg 2193	Chief Executive Officer
Non-executive directors		
Mark Wheatley (44) Australian	North Manly, New South Whales, Australia	Businessman
John M Sibley (52) Canadian	Davis & Company Suite 2800 666 Burrard Street Vancouver, BC, V6C 2Z7	
Terry Rosenberg (57) South African	65 Abrey Road Kloof KwaZulu-Natal, 3610	Businessman

The Company is in the process of finalising the appointment of three additional non-executive directors, which appointments will be announced in due course.

6. SHARE CAPITAL

IN TERMS OF A DEFINITIVE ACQUISITION AGREEMENT, ENTERED INTO BETWEEN SOUTHERN CROSS AND AFLEASE, ON 14 SEPTEMBER 2005, (IN WHICH THE FINAL TERMS OF THE ACQUISITION OF ALL THE ISSUED SHARES IN AFLEASE WAS AGREED), SOUTHERN CROSS' COMMON SHARES WILL BE CONSOLIDATED IN THE RATIO OF 5:1 ("SHARE CONSOLIDATION"). UPON THE COMPLETION OF THE SHARE CONSOLIDATION, EACH SOUTHERN CROSS SHAREHOLDER WILL RECEIVE ONE NEW SOUTHERN CROSS COMMON SHARE FOR EVERY FIVE SOUTHERN CROSS COMMON SHARES CURRENTLY HELD. THE SHARE CONSOLIDATION IS SUBJECT TO SOUTHERN CROSS SHAREHOLDER APPROVAL AT THE SHAREHOLDER MEETING OF SOUTHERN CROSS SHAREHOLDERS, TO BE HELD ON TUESDAY, 22 NOVEMBER 2005.

At the date of listing on the JSE, the authorised share capital of Southern Cross will comprise unlimited common shares, while the issued share capital of Southern Cross will comprise 88 069 487 fully paid common shares of no par value, which assumes the approval and implementation of the share consolidation.

7. FORWARD-LOOKING STATEMENT

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or subscribe for, any shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful.

This announcement contains statements about Southern Cross that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement, may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward looking statements. Forward looking statements include statements relating to the following:

(i) future capital expenditures, acquisitions, divestitures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;
(ii) business and management strategies and the expansion and growth of Southern Cross' operations; and
(iii) the effects of government regulation on Southern Cross' businesses.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to Southern Cross or any member of Southern Cross or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Southern Cross expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein, to reflect any change in their expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement is based. This announcement is not for distribution within the provinces and territories of Canada.

8. DETAILED PRE-LISTING STATEMENT

Copies of the detailed pre-listing statement, together with the scheme circular to Aflease ordinary shareholders, will be available on the Aflease and Southern Cross website www.aflease.com and www.southerncrossres.com, respectively. English copies of the detailed pre-listing statement and the scheme circular may be obtained during business hours from Friday, 28 October 2005 until 19 December 2005 both days inclusive, at the following addresses:

Aflease, Empire Park, Block A, 55 Empire Road, Parktown, Johannesburg;
Nedbank Capital, 3rd Floor, F Block, Corporate Place, 135 Rivonia Road, Sandown;
PricewaterhouseCoopers Inc, 2 Eglin Road, Sunninghill;
Deneys Reitz Inc, 82 Maude Street, Sandton;
Webber Wentzel Bowens, 10 Fricker Road, Illovo Boulevard, Johannesburg; and
Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg.

Johannesburg
28 October 2005

South African investment bank, corporate advisor and sponsor
Nedbank Capital
South African legal counsel to Aflease
Deneys Reitz
South African legal counsel to Southern Cross
Webber Wentzel Bowens
South African independent reporting accountants
PricewaterhouseCoopers Inc
International legal counsel to Aflease
Davis & Company
International legal counsel to Southern Cross
Beach, Hepburn LLP
Canadian independent reporting accountants
KPMG LLP

Date: 28/10/2005 09:04:18 AM Produced by the JSE SENS Department

PRINT this article >

Release Date: 2005/10/28 04:00:00 PM

Aflease - New Board for Southern Cross and Aflease capital raising

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
New Board for Southern Cross and Aflease capital raising
Aflease Gold and Uranium Resources CEO Neal Froneman announced today the directors who would constitute the Board of Southern Cross Resources on completion of the acquisition of Aflease by Southern Cross. The new Board will take office subject to the satisfaction of all the conditions to that acquisition, including receipt of all approvals required from the shareholders of both companies.
In another development, a circular has this week been posted to Aflease shareholders, dealing with the Southern Cross transaction, in preparation for the shareholders' meeting on 24th November 2005. The circular is also posted on the Aflease website: www.aflease.com.
The new Board will have six non-executive directors, including the current Southern Cross CEO and Chairman Mark Wheatley and current Aflease non-executive director John Sibley. They will be joined by three Canada-based corporate directors.
These are chairman-designate Andrew Adams who is a non executive director on several TSX-listed mining companies, Terry MacGibbon who currently heads TSX-listed FNX Mining Company, and Ken Williamson who is a director on a number of boards.
Terry Rosenberg, who has headed and has been a director of a number of South African companies, will also join the Southern Cross Board as a non-executive director.
Aflease CEO Neal Froneman, who is to be President and CEO of the enlarged Southern Cross, will also be a member of the new Board.
"The enlarged Southern Cross will have assets in South Africa, Canada and Australia, and our Board will boast directors from all three of these regions, with an impressive portfolio of skills in mining, finance and the legal world," said Neal Froneman.
"We have undergone an intense dialogue with each and every member of the new Board, and all of our new directors have expressed confidence in the company, and share our enthusiasm for our growth strategy, as a focused uranium producer, with a pure gold subsidiary.
"We are looking forward to the shareholders' meetings next month of Aflease and of Southern Cross, and are hopeful the Transaction can be completed in December, subject to the completion of all regulatory requirements."
Following the Transaction, the enlarged Southern Cross will have a primary listing in Toronto, and a secondary listing in Johannesburg.
The company's operations will be run from Johannesburg, but Southern Cross will have the necessary skills base to function on three continents.
The new Board of Southern Cross is as follows:
Andrew Adams (Non-Executive Chairman-designate) British
Andrew Adams qualified as a Chartered Accountant in the United Kingdom in 1981. Since qualifying he has worked in progressively more senior financial roles in the resources industry. He worked for the Anglo American group of companies for 12 years up to 1999, his final position being Vice President and CFO of Anglo Gold North America based in Denver, Colorado. He then joined Aber Diamond Corporation as their Vice President and CFO in Toronto. Since leaving Aber at the end of 2003 he has joined Tahera Diamond Corporation, Jaguar Nickel Inc., Guinor Gold Corporation and First Quantum Minerals Ltd as an independent non-executive director.

Terry MacGibbon (Non-Executive) Canadian
Terry MacGibbon has been the President and Chief Executive Officer of FNX Mining Company Limited, a mining company listed on the TSX, since 1997. Mr. MacGibbon is a professional geologist with over 33 years of experience in the mining industry. Prior to joining FNX Mining Company Limited, Mr. MacGibbon was employed for 30 years with Inco Ltd. where he was responsible for directing Inco Ltd's worldwide exploration activities as Director of Exploration. Mr. MacGibbon has also held directorships and senior executive positions in a number of public and private companies and is currently a director of TSX-listed Major Drilling Group International Inc., TSX-listed Lakeshore Gold Resources and TSXV-listed Southern Star Resources.

Kenneth Williamson (Non-Executive) Canadian
Kenneth Williamson has over 25 years experience in the natural resource and corporate finance sectors, with a focus on capital markets and mergers and acquisitions, both in Toronto and Vancouver, for the past 20 years. Mr. Williamson joined Midland Doherty as an investment banker in 1980, and continued with the same organization through a series of mergers and acquisitions until after it was acquired by Merrill Lynch in 1998. Mr. Williamson holds a Bachelor of Applied Science from the University of Toronto and a Master of Business Administration from the University of Western Ontario. He is also a registered professional engineer. Mr. Williamson has served as a director of numerous public companies and is currently a director of Glamis Gold Ltd., a TSX-listed gold mining company, Blackrock Ventures Inc., a TSX-listed company engaged in heavy oil exploration, BioteQ Environmental Technologies, a biotechnology company listed on the TSX Venture Exchange, and Quadra Mining Ltd., a copper mining company listed on the TSX.

Neal Froneman (President and CEO) South African
Neal Froneman has been a member of the board of directors of Aflease since April 2003 when he was appointed Chief Executive Officer of the Company. Mr. Froneman holds a Bachelor of Science in Mechanical Engineering from the University of Witwatersrand in South Africa and is a registered professional engineer. Between 1996 and 2001, Mr. Froneman served as Executive Director, Operations at Harmony Gold Mining Company Limited and between 2002 and 2003 he served as Vice-President and Head of Operations at Goldfields Inc. Mr. Froneman has also held management and executive positions with a number of other companies, including JCI.

John Sibley (Non-Executive) Canadian
John Sibley has been a member of the board of directors of Aflease since April 2003. He holds a B.A. Honours degree from the University of Manitoba and a Bachelor of Laws degree from Osgoode Hall Law School. Mr. Sibley is a partner with the Canadian law firm of Davis & Company LLP and has been a partner since 2001. From 1996 to 2001, Mr. Sibley was a partner with another major Canadian law firm. Mr. Sibley has advised numerous Canadian and foreign companies involved in the mining sector on a wide range of matters including, inter alia, public offerings and mergers and acquisitions.

Terry Rosenberg (Non Executive) South African
Terry Rosenberg has over 25 years experience in accounting and business. From 1980 to 1988, Mr. Rosenberg was a partner with Arthur Andersen & Co. From 1989 to 1992, Mr. Rosenberg was the Chairman of Prefcor Holdings Limited, the holding company for a retail stores business. From 1992 to 1998, Mr. Rosenberg was the Chief Executive Officer and Deputy Chairman of McCarthy Retail, a large South African conglomerate. Since 1998, Mr. Rosenberg has been the Chairman of Oakbrook Investments, an investment company. Mr. Rosenberg has held directorships in numerous public companies, including current directorships of Magumo Investments and Thomas Goode & Company.

Mark Wheatley (Non-Executive) Australian
Mark Wheatley was appointed Chief Executive Officer of Southern Cross in September 2003. Mr Wheatley has over 20 years experience in the resources industry within Australia and overseas, including senior roles with BHP, Bankers Trust Australia Limited (BT) and Goldfields/AurionGold Limited. At BHP between 1979 and 1996, his experience included engineering, technology, development and commercial roles within the steel, corporate and minerals businesses. Employed by BT in 1996, Mr Wheatley was involved in project finance and advisory activities for 3 years. A move to the gold industry in 1999 as General Manager Corporate Development for Goldfields Limited came with great share price and growth success as the Company grew tenfold to become AurionGold Limited before being taken over by Placer Dome Inc. late in 2002. During this time, Mr Wheatley deputised for the Managing Director of Goldfields Limited. Mr Wheatley has a Chemical Engineering degree and a MBA.

Capital raising
Although it was initially anticipated for November, the Dominion capital raising

has been delayed as there is sufficient cash flow at this time. Construction at the Dominion project is on schedule and the enlarged Southern Cross group, following the completion of the Transaction, will have sufficient resources and flexibility to be able to facilitate this delay. Further information on the need to raise capital will be made available at the appropriate time, taking cognisance of the regulatory framework applicable to the Canadian capital markets.

Forward-looking statements

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties which are beyond Aflease's ability to control or predict (including, among others, regulatory and shareholder approval), which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the Transaction being approved and finalised are forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Notice to Investors

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities. The securities offered by way of exchange pursuant to the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Contacts :	Neal Froneman	+27 83 628 0226
	Carol Smith	+27 82 338 2228
	John Fraser	+27 82 331 7330
	Don Falconer	+1 416 350 3657

Johannesburg
28 October 2005
Sponsor
Nedbank Capital
Date: 28/10/2005 04:00:31 PM Produced by the JSE SENS Department